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NEEMA NASSIRI neema.nassiri@dechert.com +1 212 641 5633 Direct +1 212 698 0420 Fax

October 18, 2021

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 847 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to Cephas Chen and me of Dechert LLP during a telephonic discussion on October 12, 2021, with respect to your review of Post-Effective Amendment No. 847 (“PEA No. 847”) to the Registrant’s registration statement filed with the Securities and Exchange Commission (“SEC”) on August 20, 2021. PEA No. 847 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purposes of (i) registering Service Shares of the Goldman Sachs Enhanced Income Fund (the “Fund”) and (ii) receiving the SEC’s review of disclosure related to changes to the principal investment strategy and certain principal risks of the Fund, which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.

Comment: Please respond to our comments in writing and provide the Staff with sufficient time to review your responses prior to the 485(b) filing. Please apply any comments provided with respect to the multi-class Prospectus to the Prospectus for Class P Shares, as applicable.

Response: We acknowledge the comments and have addressed them accordingly.

Prospectuses

2.

Comment: In the first paragraph in the “Summary—Principal Strategy” section of the Prospectuses, there is a reference to investments in high yield floating rate loans (defined as “Bank Loans”). If these loan instruments include covenant lite loans, please disclose and separately include risk disclosure discussing the heightened risks associated with covenant lite loans.

October 18, 2021 Page 2

Response: The Registrant confirms that the Fund will not invest in covenant lite loans as part of its principal strategy.

In addition, the Registrant notes that it no longer intends for the Fund to invest in Bank Loans as part of its principal strategy and has removed references to these investments from the “Summary—Principal Strategy” section, with corresponding changes made to the “Summary—Principal Risks of the Fund,” “Investment Management Approach—Principal Investment Strategies,” “Investment Management Approach—Investment Securities” and “Risks of the Fund” sections of the Prospectuses.

3.

Comment: With respect to the third paragraph in the “Summary—Principal Strategy” section of the Prospectuses, please confirm whether the phrase “emerging countries debt” should reference “emerging market countries debt” and revise accordingly.

Response: The Registrant confirms and has revised accordingly.

4.

Comment: The third bullet point under “Fixed Income Investment Philosophy” in the “Summary—Principal Strategy” section of the Prospectuses indicates that the Investment Adviser “[c]onsiders a wide range of factors as part of the fundamental investment process, which may include environmental, social and governance (ESG) factors.” Please disclose examples of ESG criteria that the Fund will consider.

Response: The Registrant respectfully notes that examples of the ESG criteria that the Fund will consider are currently disclosed in the “Investment Management Approach—Principal Investment Strategies—Fixed Income Investment Philosophy” section of the Prospectuses. Specifically, the paragraph that begins “2. Fundamental investment process” includes the following disclosure: “ESG factors that the Fixed Income Portfolio Management Team may consider include, but are not limited to, physical risk (e.g., wildfires, floods, droughts and rising sea levels), carbon intensity and emissions profiles, workplace health and safety, cyber risk, social unrest and equity, governance practices and stakeholder relations, employee relations, board structure and management incentives.”

5.

Comment: Please include the disclosure that is currently in the “Additional Summary Information—Tax Information” and “Additional Summary Information—Payments to Broker-Dealers and Other Financial Intermediaries” sections of the Prospectuses directly in the Fund’s “Summary” section of the Prospectuses.

October 18, 2021 Page 3

Response: The Registrant has incorporated this comment.

6.

Comment: The Staff notes that the Fund may invest in convertible securities. If the Fund invests or expects to invest in contingent convertible securities, please consider what, if any, disclosure is appropriate. If investments in contingent convertible securities will be principal investments, please provide a description of them along with appropriate risk disclosure, and please supplementally inform the Staff of the amount currently invested in or anticipated to be invested in contingent convertible securities.

Response: The Registrant confirms that the Fund does not invest or expect to invest in contingent convertible securities.

7.

Comment: With respect to the “Service Providers—Management Fees and Other Expenses” section of the Prospectuses, if the amounts waived by the Investment Adviser are subject to recoupment, please disclose.

Response: The Registrant confirms that, with respect to the fee waiver and expense limitation arrangements described in the referenced section of the Prospectuses, the Investment Adviser will not be entitled to recoupment of the amounts waived.

*            *             *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 641-5633 if you wish to discuss this correspondence further.

Sincerely,

/s/ Neema Nassiri
Neema Nassiri

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Cephas Chen, Dechert LLP